FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE’S BOARD AGREED TO CONSTITUTE ENDESA BRASIL S.A.

(Santiago, Chile, May 31, 2005) – Endesa Chile (NYSE: EOC), announced today that in the meeting held on May 31, 2005, the Board of Directors of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) unanimously agreed to the following:

1.- Constitute a holding company incorporated in Brazil, under the name of Endesa Brasil S.A. (“Endesa Brasil”), in which Endesa Chile, through its subsidiaries Compañía Eléctrica Cono Sur S.A. and Edegel S.A., Enersis S.A. (Endesa Chile’s parent company), and Endesa Internacional (subsidiary of Endesa Spain) are expected to reorganize their assets in Brazil, with the purpose of:

• simplifying the organizational structure
• providing greater stability to local cash flows
• improving third-party financings
• improving the positioning of the Group in order to capture new investment opportunities; and
• achieving operating synergies.

Endesa Internacional (Enersis’ parent company) agreed, in its Board Meeting held on May 23, 2005, to participate in Endesa Brasil by contributing all of its shares corresponding to its companies based in Brazil. Enersis S.A and Chilectra S.A.(subsidiary or Enersis S.A.), in their Board Meetings held on May 24, 2005 agreed to do the same. The ownership structure of the capital of Endesa Brasil S.A., consolidating the vehicles employed by each of the mentioned companies, is expected to be as follows:

a) Endesa Internacional: 23.7%
b) Enersis S.A.: 23.5%
c) Endesa Chile: 33.6%
d) Chilectra S.A.: 19.2%

2.- Endesa Brasil would receive successive capital contributions for an aggregate value of approximately R$ 3,575 million (equivalent to approximately US$ 1,350 million), which corresponds to the equity value of shares, as of December 31, 2004, under Brazilian GAAP, of the direct and/or indirect ownership of the contributing companies issued by the following companies incorporated in Brazil: Companhia de Eletricidade do Río de Janeiro S.A. (AMPLA), Central Generadora Termoelétrica Fortaleza S.A. (CGTF), Investluz, Companhia de Interconexão Energética S.A. (CIEN), Centrais Elétricas Cachoeira Dourada S.A. (CDSA) and Companhia Energética do Ceará S.A. (COELCE). Dresdner Kleinwort Wasserstein, in its role of investment bank advisor to Endesa Chile, has issued a “fairness opinion” in which it declared that the exchange equation analyzed by the Director’s Committee of the Board and approved by the Board of Directors of Endesa Chile, is equitable to date, from the financial point of view.

3.- The successive capital contributions to Endesa Brasil by means of the shares owned by the participating shareholders, will be made once authorization has been received from the regulatory authorities and third parties in accordance with an Investment Agreement which will regulate the process of contributions and the rights and obligations of each of the participating companies during the process. The Investment Agreement regulates, among other matters, that approximately one half (45.04%) of the shares issued by Ampla are to be contributed by their direct and indirect shareholders (i.e. Enersis S.A and Chilectra S.A.), on a deferred basis (by no later than 2008). Notwithstanding the above, the ownership shares mentioned in point #1 above are expected to be definitive in the long term, that is, assuming that each shareholder contributes the total amount of its shares in Ampla. Such long-term ownership shares have been calculated without taking into consideration that its shareholders could resolve listing the Company on the stock market in order to incorporate minority stockholders.

4.- The corporate governance of Endesa Brasil S.A will be regulated by a Shareholders’ Agreement, which is meant to be subscribed by all participating companies, and registered in accordance with Brazilian Law.

5.- This transaction has been carried out in accordance to Articles 44 and 89 of Law N°18,046 and Article 122 of Law 3,500.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: May 31, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager